Exhibit 99.1

News

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
RADCOM Ltd.
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S 2013 ANNUAL GENERAL MEETING APPROVES
ALL BOARD PROPOSALS

TEL AVIV, Israel − July 1, 2013 − RADCOM Ltd. (NASDAQ: RDCM) (“RADCOM”) announced today that at the Annual General Meeting of the shareholders of RADCOM, which was held yesterday, June 30th, 2013, all proposals made by RADCOM’s Board of Directors were passed. For the list of the proposals that were on the agenda for the Annual General Meeting of RADCOM's shareholders, please see the report on form 6-K filed by RADCOM with the Securities and Exchange Commission on May 28, 2013.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance and customer-care of operational networks. The company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM.

For more information, please visit www.RADCOM.com.